Exhibit 99.1

          Record PE Sales and Strong Cash Flow despite Volatile Market;
                         Non-Cash STYRENIX Asset Charge



    PITTSBURGH--(BUSINESS WIRE)--Jan. 31, 2007--NOVA Chemicals
Corporation (NYSE:NCX)(TSX:NCX):

    All financial information is in U.S. dollars unless otherwise indicated.

    NOVA Chemicals Corporation (NOVA Chemicals) reported a net loss of $781 million ($9.46 per share loss) for the fourth quarter of 2006. The loss includes a $772 million after-tax ($9.35 per share) non-cash restructuring charge related to the write-down of assets in the STYRENIX business unit. This write-down reduces the carrying value of STYRENIX assets to reflect the estimated realizable value of the future cash flows from those assets (see page 4).

    The fourth quarter results also include an unrealized gain on feedstock derivatives totaling $5 million after-tax ($0.06 per share). This mark-to-market adjustment was required to record positions that do not qualify for hedge accounting treatment.

    The net loss for the fourth quarter compares to a net loss of $24 million ($0.29 per share loss) for the third quarter of 2006, and a net loss of $66 million ($0.80 per share loss) for the fourth quarter of 2005. NOVA Chemicals reported a net loss of $703 million ($8.52 per share loss) for 2006 compared to a net loss of $101 million ($1.22 per share loss) for 2005.

    "We were able to generate cash and reduce debt by about $100 million despite the sharp decline in domestic prices and margins. Our inventory control data and our logistics infrastructure allowed us to take rapid action to export a large amount of polyethylene to Asia with very good netbacks."

    "The write-down of the STYRENIX assets is consistent with our restructuring effort and clears the decks for action. We remain confident that we will be able to finalize a shareholder value-building pathway for the business," said Jeff Lipton, NOVA
Chemicals' President and CEO.

    Fourth quarter net loss from the businesses was $12 million ($0.14 per share loss) versus net income of $83 million ($1.00 per share) in the third quarter of 2006.

    NOVA Chemicals' three business units have been further segmented for financial reporting purposes. See page 2 for the breakdown of net income by the new reporting segments, and page 3 for additional details.



Net Income (Loss)                          Fourth Quarter   Full Year
($U.S. Millions)                                2006          2006
  Olefins/Polyolefins                           $35           $379
  Performance Styrenics                         (14)          (29)
  STYRENIX                                      (33)          (152)
                                           ---------------------------
  Net income (loss) from the Businesses         $(12)         $198
----------------------------------------------------------------------


    NOVA Chemicals will host a conference call today, Wednesday, January 31, 2007 for investors and analysts at 10 a.m. EDT (8 a.m. MDT; 7 a.m. PDT). Media are welcome to join this call in "listen-only" mode. The dial-in number for this call is (416) 406-6419. The replay number is (416) 695-5800 (Reservation No. 3209629). The live call is also available on the Internet at www.investorcalendar.com (ticker symbol NCX)




NOVA Chemicals Highlights
(millions of U.S. dollars except per share amounts and as noted)
These highlights should be read in conjunction with NOVA Chemicals' other interim and annual financial statement disclosures, as well as its 2005 Annual Report.

                               Three Months Ended        Year Ended
                            ------------------------- ----------------
                            Dec. 31 Sept. 30 Dec. 31  Dec. 31 Dec. 31
                              2006   2006(1)  2005(1)   2006   2005(1)
                            ------- -------- -------- ------- --------

Revenue                     $1,635   $1,712   $1,433  $6,519   $5,616
Adjusted EBITDA(2)             $98     $197      $81    $604     $461
Operating income (loss)(3)   $(837)     $13     $(76)  $(680)      $3

Net income (loss)
  Olefins/Polyolefins
    Joffre Olefins             $66      $85      $34  $324(7)    $154
    Corunna Olefins            (12)       4      (19)   25(7)       2
    Polyethylene               (27)      35       21    32(7)      71
    Eliminations                 8       (1)       4      (2)       9
                            ------- -------- -------- ------- --------
       Olefins/Polyolefins
        Total                   35      123       40     379      236

Performance Styrenics          (14)      (5)      (7)    (29)     (14)

STYRENIX
    Styrene Monomer            (13)     (14)     (28)    (61)     (81)
    North American Solid
     Polystyrene               (14)     (10)      (3)    (44)     (33)
    NOVA Innovene European
     JV                         (7)     (10)     (27)    (47)     (92)
    Eliminations                 1       (1)      (1)      -        -
                            ------- -------- -------- ------- --------
        STYRENIX Total         (33)     (35)     (59)   (152)    (206)

Corporate(4)                  (769)    (107)     (40)   (901)    (117)
                            ------- -------- -------- ------- --------

Net loss                     $(781)    $(24)    $(66)  $(703)   $(101)
                            ======= ======== ======== ======= ========


Loss per common share
  - basic                   $(9.46)  $(0.29)  $(0.80) $(8.52)  $(1.22)
  - diluted                 $(9.46)  $(0.29)  $(0.80) $(8.52)  $(1.22)

Weighted-average common
 shares outstanding
 (millions)(5) (6)
  - basic                       83       83       82      83       83
  - diluted                     83       83       82      83       83


    (1) See Note 1 to Consolidated Financial Statements on page 21 for a discussion of the prior period restatement related to stock-based compensation. The impact to net loss for the three months ended Sept. 30, 2006 and Dec. 31, 2005 was a $1 million benefit and a $2 million benefit, respectively. The impact to net loss for the year ended Dec. 31, 2005 was a $3 million benefit.

    (2) Net income (loss) before restructuring charges, income taxes, other gains and losses, interest expense and depreciation and amortization (see Consolidated Statements of Net Loss and Reinvested Earnings (Deficit) on page 18; and Supplemental Measures on page 12).

    (3) Net income (loss) before income taxes, other gains and losses and interest expense (see Consolidated Statements of Net Loss and Reinvested Earnings (Deficit) on page 18 and Supplemental Measures on page 12).

    (4) See tables on page 12 for a description of all Corporate
Items.

    (5) Weighted-average number of common shares outstanding during the period used to calculate the loss per share (see Note 6, page 24).

    (6) For periods where there are losses, diluted shares are the same as basic shares because outstanding securities such as stock options that could potentially dilute earnings per share would be anti-dilutive and are therefore excluded from outstanding diluted shares.

    (7) One-third of the $60 million benefit from Canadian tax-rate reductions was allocated to each reportable segment within the Olefins/Polyolefins business unit.



NOVA Chemicals Supplemental Financial Data
(millions of U.S. dollars)
This Supplemental Financial Data should be read in conjunction with NOVA Chemicals' other interim and annual financial statement disclosures, as well as its 2005 Annual Report.

                               Three Months Ended        Year Ended
                            ------------------------- ----------------
                            Dec. 31  Sept.   Dec. 31  Dec. 31  Dec. 31
                              2006      30     2005     2006     2005
                                       2006
                            -------- ------- -------- -------- -------

Depreciation and
 amortization expense
  Olefins/Polyolefins           $46     $44      $42     $179    $166
  Performance Styrenics           2       4        4       12      13
  STYRENIX                       27      27       28      108     111
                            -------- ------- -------- -------- -------
                                $75     $75      $74     $299    $290

Capital expenditures
  Olefins/Polyolefins           $24     $22      $81      $93    $256
  Performance Styrenics          14      16       39       81      86
  STYRENIX                        8       9        9       24      77
                            -------- ------- -------- -------- -------
                                $46     $47     $129     $198    $419

Average capital employed(1)
  NOVA Chemicals            $ 3,407  $3,759   $3,324  $ 3,629  $3,339
  Olefins/Polyolefins        $2,358  $2,503   $2,071   $2,414  $2,025
  Performance Styrenics        $265    $265     $223     $242    $230
  STYRENIX(2)                 $ 870  $1,108   $1,100  $ 1,070  $1,157

After-tax return (loss) on
 capital employed(3)
  NOVA Chemicals             (88.0)%    0.9%   (5.0)%  (15.9)%  (0.5)%
  Olefins/Polyolefins           8.9%   22.5%    10.2%    18.6%   13.8%
  Performance Styrenics      (18.3)%  (4.8)%   (9.8)%   (9.1)%  (4.1)%
  STYRENIX                    (9.8)%  (8.1)%  (17.6)%   (9.7)% (14.7)%

Funds from operations(4)        $58     $77      $39     $297    $262

Loss on average common
 equity(5)                  (286.1)%  (7.0)%  (20.9)%  (55.6)%  (7.5)%


    (1) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital, and excludes assets under construction and investments. Amounts are converted to U.S. dollars using quarter-end exchange rates (see Supplemental Measures on page
12).

    (2) As of Dec. 31, 2006, the capital employed, including cash expended on plant, property and equipment (less accumulated depreciation and amortization and any asset write-downs) and working capital, and excluding assets under construction and investments, for STYRENIX was $392 million.

    (3) After-tax return (loss) on capital employed equals
NOVA Chemicals' net income (loss) plus after-tax interest expense
(annualized) divided by average capital employed (see Supplemental Measures on page 12).

    (4) See Supplemental Measures on page 12.

    (5) Loss on average common equity equals annualized net loss divided by average common equity.

    Reportable Segment Change

    Based on results of a Securities and Exchange Commission (SEC) routine, periodic review of NOVA Chemicals' financial statements, NOVA Chemicals has increased the number of reportable business segments from three to seven. These new reporting segments have been grouped according to NOVA Chemicals' business structure:



Olefins/Polyolefins Performance Styrenics    STYRENIX
1. Joffre Olefins   4. Performance Styrenics 5. Styrene Monomer
                                             6. North American Solid
2. Corunna Olefins                            Polystyrene (SPS)
                                             7. NOVA Innovene European
3. Polyethylene                               Joint Venture


    This change increases the amount of detail disclosed but does not impact the operation of the business units or the previously reported financial position, results of operations or cash flows for the Company. Current and future financial reports will reflect this reporting structure. Prior periods have been restated accordingly.

    Progress with Cost Reduction and STYRENIX Restructuring

    Cost Reduction

    On June 26, 2006, NOVA Chemicals announced plans to restructure its North American operations to better align resources and reduce costs. The Company set a cost-reduction target of $125 million per year, to be achieved by the end of 2007. NOVA Chemicals has already taken necessary actions to achieve annual cost savings of $127 million in 2007. In total, the Company expects to save $140 million annually commencing in 2008.



(millions of U.S. dollars/year)      Targeted Expected Annual Savings
                                     Savings      2007        2008
                                              ------------------------

   STYRENIX - North America             $15(1)         $12        $12
   NOVA Innovene improvements              30           37         41
   (NOVA Chemicals' share)
   Styrene contract expiration             30           22         30
----------------------------------------------------------------------
Total STYRENIX                            $75          $71        $83
     Other company-wide savings          50(1)          56         57
Total Savings                            $125         $127       $140
----------------------------------------------------------------------


    (1) Beginning with the first quarter of 2007, NOVA Chemicals will no longer allocate interest, taxes or corporate charges to the business segments. As such, $15 million of the original targeted savings in STYRENIX associated with corporate charges has been re-classified to other company-wide savings.

    STYRENIX Restructuring

    On July 20, 2006, NOVA Chemicals announced, as part of its restructuring, that it would pursue all strategic options available for the STYRENIX business unit including: sale, formation of a joint venture with other producers, or spin-out. A number of options continue to be aggressively pursued.

    Each year, NOVA Chemicals reviews the carrying value of its plant, property and equipment to determine if this value will be recoverable through projected future cash flows from these assets. To estimate future cash flows, NOVA Chemicals uses third-party forecasts of market conditions and product margins. During 2006, the third-party forecasts for products sold by the STYRENIX business unit were revised to reflect weaker market conditions than were expected at the time of the earlier forecast. It was determined that the carrying value of the STYRENIX assets was greater than the estimated future cash flows. Accordingly, the assets were written down to the estimated realizable value of the assets, resulting in a non-cash charge of $860 million ($772 million after-tax). The realizable value was estimated using discounted cash flow analysis and information gathered during the investigation of strategic options for STYRENIX.




(millions of U.S. dollars)         Europe    North America    Total
                                 ----------- -------------- ----------
Book value
 Before write-down                     $383           $719     $1,102
 After write-down                        63            179        242
                                 ----------- -------------- ----------
Write-down before-tax                  $320           $540        860
                                                            ----------
Tax recovery at 36%                                              (308)
Tax valuation reserve(1)                                          220
                                                            ----------
Net tax recovery                                                  (88)
                                                            ----------

Write-down, after-tax                                            $772
                                                            ==========


    (1) Recording the future income tax recovery on the write-down resulted in a future income tax asset of $220 million in the U.S. and Swiss subsidiaries. NOVA Chemicals established a valuation reserve that will reduce the amount of the tax benefit recorded in 2006.

    The write-down will reduce future depreciation charges. The Company estimates that depreciation charges will decrease by about $80 million per year from 2007 to approximately 2017 as a result of this write-down. In addition, there is a potential future income tax benefit related to this write-down that will be recognized when the business records profits. See Note 3 in the Notes to the Consolidated Financial Statements on page 22 for more details.



OLEFINS/POLYOLEFINS BUSINESS UNIT
Financial Highlights
(millions of U.S. dollars
 except as noted)               Three Months Ended       Year Ended
                             ------------------------- ---------------
                             Dec. 31  Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2006     2006     2005    2006    2005
                             -------- -------- ------- ------- -------
Revenue
----------------------------
   Joffre Olefins(1)            $427     $417    $555  $1,744  $1,704
   Corunna Olefins(1)            515      557     232   1,997   1,430
   Polyethylene(1)               455      507     445   1,922   1,628
   Eliminations                 (348)    (335)   (333) (1,382) (1,176)
                             -------- -------- ------- ------- -------
      Total                   $1,049   $1,146    $899  $4,281  $3,586

EBITDA(2)
----------------------------
   Joffre Olefins               $125     $153     $73    $558    $313
   Corunna Olefins                 2       26     (14)     83      67
   Polyethylene                  (13)      77      59     120     202
   Eliminations(3)                 9       (1)      7      (5)     14
                             -------- -------- ------- ------- -------
         Total                  $123     $255    $125    $756    $596

Operating income
 (loss)(4)(5)
----------------------------
   Joffre Olefins               $111     $141     $60    $506    $262
   Corunna Olefins               (14)      10     (25)     24      17
   Polyethylene                  (29)      61      41      52     137
   Eliminations(3)                 9       (1)      7      (5)     14
                             -------- -------- ------- ------- -------
         Total                   $77     $211     $83    $577    $430

Sales Volumes (millions of
 pounds)
----------------------------
   Polyethylene(6)
      Standard Products          722      698     537   2,726   2,403
      Performance Products       143      102     110     513     438
                             -------- -------- ------- ------- -------
   Total                         865      800     647   3,239   2,841


    (1) Before intersegment eliminations between the business units.

    (2) Net income (loss) before income taxes, other gains and losses, interest expense, depreciation and amortization (see Supplemental
Measures on page 12).

    (3) Represents intersegment profit eliminations.

    (4) Net income (loss) before income taxes, other gains and losses and interest expense (see Supplemental Measures on page 12).

    (5) To conform with changes in internal segment analysis and reporting, beginning with the first quarter of 2007, NOVA Chemicals will no longer allocate interest, taxes or corporate charges to the business segments and accordingly will only report segment results down to the operating income (loss) line. Assuming NOVA Chemicals had removed corporate charges from operating income (loss) in the fourth quarter of 2006, operating income (loss) before corporate charges for the Joffre Olefins, Corunna Olefins and Polyethylene segments would have been $119 million, $(11) million and $(24) million, respectively.

    (6) The Joffre site produces Standard Products as well as Performance Products, including SCLAIR(R) and SURPASS(R) resins that are produced using Advanced SCLAIRTECH(TM) technology. The other sites produce Standard Products.



Operating Highlights
Average Benchmark Prices(1)
(U.S. dollars per pound,
 unless otherwise noted)        Three Month Average     Year Average
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                                2006    2006     2005    2006    2005
                              ------- -------- ------- ------- -------
Benchmark Principal Products:
Ethylene(2)                    $0.45    $0.51   $0.56   $0.48   $0.44
Polyethylene - LLDPE butene
 liner(3)                      $0.58    $0.69   $0.76   $0.65   $0.60
Polyethylene - weighted-
 average benchmark(4)          $0.61    $0.71   $0.78   $0.67   $0.63

Benchmark Raw Materials:
AECO natural gas (dollars per
 mmBTU)(5)                     $6.07    $5.03   $9.72   $5.75   $7.25
NYMEX natural gas (dollars
 per mmBTU)(6)                 $6.62    $6.53  $12.85   $7.26   $8.55
WTI crude oil (dollars per
 barrel) (7)                  $60.21   $70.48  $60.02  $66.21  $56.56


    (1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

    (2) Source: Chemical Market Associates, Inc. (CMAI) U.S. Gulf
Coast (USGC) Net Transaction Price.

    (3) Linear Low-Density Polyethylene (LLDPE) butene liner. Source:
Townsend Polymer Services Information (TPSI).

    (4) Benchmark prices weighted according to NOVA Chemicals' sales volume mix in North America. Source for benchmark prices: TPSI.

    (5) Source: Canadian Gas Price Reporter, weighted average daily spot gas price, values in millions of British Thermal Units (mmBTU).

    (6) Source: New York Mercantile Exchange (NYMEX) Henry Hub 3-Day Average Close.

    (7) Source: NYMEX WTI daily spot-settled price average for calendar month.

    Review of Operations

    Olefins/Polyolefins

    The Olefins/Polyolefins business unit reported net income of $35 million in the fourth quarter of 2006 compared with net income of $123 million in the third quarter of 2006. The quarter-over-quarter decline in earnings was primarily related to a significant reduction in polyethylene pricing as North American demand fell due to inventory de-stocking by customers. In addition, ethane feedstock costs were higher in the fourth quarter due to higher Alberta natural gas prices.

    Joffre Olefins

    Fourth Quarter 2006 Versus Third Quarter 2006

    The Joffre Olefins segment reported net income of $66 million in the fourth quarter of 2006 compared with $85 million in the third quarter of 2006. The quarter-over-quarter decline in earnings was due to higher feedstock costs and declining ethylene prices, which were partially offset by higher ethylene sales volume.

    Relative to the third quarter, Joffre Olefins' average ethane feedstock costs were higher in the fourth quarter due to higher Alberta natural gas prices. The average AECO cash natural gas price in the fourth quarter was up 21% while the average price of NYMEX contract natural gas was up 1%, reflecting a return to more normal basis differential in the fourth quarter. The average USGC ethane price was down 19%. USGC ethane prices averaged 142% of NYMEX natural gas cash prices, down from an average of 189% in the previous quarter.

    The combination of higher Alberta natural gas prices and lower USGC ethane prices resulted in a lower Alberta Advantage in the fourth quarter. The Alberta Advantage averaged 7(cents) per pound of ethylene production cash cost in the fourth quarter of 2006, down from the record 17(cents) per pound in the third quarter, but stronger than it has been in most previous fourth quarters. NOVA Chemicals uses ethylene produced at its Joffre, Alberta, facility to make approximately 65% of its total polyethylene.

    Fourth Quarter 2006 Versus Fourth Quarter 2005

    The Joffre Olefins segment reported net income of $66 million in the fourth quarter of 2006 compared with $34 million in the fourth quarter of 2005. The increase in earnings was primarily due to lower feedstock costs as the AECO cash natural gas price was 38% lower in the fourth quarter of 2006 versus the same quarter one year ago. The Alberta Advantage was 7(cents) per pound this quarter versus 3(cents) per pound in the same quarter of 2005.

    2006 Versus 2005

    The Joffre Olefins segment reported net income of $324 million in 2006 compared with $154 million in 2005. The year-over-year increase in earnings was primarily due to lower feedstock costs as AECO cash natural gas price was 21% lower in 2006 than 2005. The Alberta Advantage was 11(cents) per pound in 2006 versus 6(cents) per pound in 2005. The segment also benefited from a $20 million tax rate adjustment due to lower future Canadian tax rates that were enacted in 2006.

    Corunna Olefins

    Fourth Quarter 2006 Versus Third Quarter 2006

    The Corunna Olefins segment reported a net loss of $12 million in the fourth quarter of 2006 compared with net income of $4 million in the third quarter of 2006. The quarter-over-quarter decline was primarily due to lower co-product pricing, which was only partially offset by lower feedstock costs.

    NOVA Chemicals' co-product prices were down 20%, primarily driven by lower propylene and energy co-product pricing during the quarter. WTI crude oil price declined 15% from the third quarter while NOVA Chemicals' average crude oil cost of sales decreased 6% due to its use of FIFO accounting.

    Fourth Quarter 2006 Versus Fourth Quarter 2005

    The Corunna Olefins segment reported a net loss of $12 million in the fourth quarter of 2006 compared to a net loss of $19 million in the same period one year ago. In the fourth quarter of 2005, the Corunna ethylene flexi-cracker underwent a major maintenance turnaround which experienced a delayed re-start due to issues relating to newly installed equipment.

    2006 Versus 2005

    The Corunna Olefins segment reported net income of $25 million in 2006 compared with $2 million in 2005. Volumes increased in 2006 versus 2005 as a result of approximately 11 months of Corunna operations versus approximately 9 months in 2005. A slight reduction in product margins largely offset the volume gains. The segment also benefited from a $20 million tax rate adjustment due to lower future Canadian tax rates that were enacted in 2006.

    Polyethylene

    Fourth Quarter 2006 Versus Third Quarter 2006

    The Polyethylene segment reported a net loss of $27 million in the fourth quarter of 2006 compared with net income of $35 million in the third quarter. The quarter-over-quarter decline in net income was primarily due to lower polyethylene pricing, which was only partially offset by higher sales volume.

    The average butene liner benchmark polyethylene price in the fourth quarter was 58(cents) per pound, down 11(cents) per pound from the third quarter. NOVA Chemicals believes that the drop in polyethylene pricing was triggered by soft demand due to rapid de-stocking by customers who had built inventory in preparation for hurricanes that did not occur.

    NOVA Chemicals' total polyethylene sales volume for the fourth quarter was 865 million pounds, up 8% from the previous quarter and an all-time record. The increase in NOVA Chemicals' sales volumes was due to an increase in export demand. International sales represented approximately 16% of total sales in the fourth quarter, compared to 10% in the third quarter as NOVA Chemicals aggressively pursued profitable sales opportunities in Asia.

    Compared to NOVA Chemicals, North American polyethylene producer sales, as reported by the American Plastics Council (APC), were 2% higher in the fourth quarter relative to the third quarter of 2006.

    The APC reported North American producer operating rates averaged 89% in the fourth quarter. Producer inventories rose early in the quarter and then declined sharply to 40 days of sales versus a 45-day, five-year average. NOVA Chemicals finished the fourth quarter with 16 days of polyethylene inventory, down from 20 days at the end of the third quarter.

    In the fourth quarter, AST sales volumes were essentially flat over the third quarter but Performance Products sales were up 40%. Performance Products sales represented 88% of AST plant capacity, a monthly record, in December. Margins eroded during the quarter as prices fell due to softening demand in North America.

    In the fourth quarter, NOVA Chemicals announced two price increases totaling 13(cents) per pound to be effective in January
2007. The first price increase for 6(cents) per pound was effective Jan. 1, 2007 and the second price increase for 7(cents) per pound was updated to be effective Mar. 1, 2007.

    Fourth Quarter 2006 Versus Fourth Quarter 2005

    The Polyethylene segment reported a net loss of $27 million in the fourth quarter of 2006 compared with net income of $21 million in the fourth quarter of 2005. The decline from the same quarter of 2005 was primarily due to lower prices, which were partially offset by higher sales volume. Weighted-average benchmark polyethylene prices were 61(cents) per pound in the fourth quarter of 2006 compared to 78(cents) per pound in the fourth quarter of 2005. The fourth quarter of 2006 reflects surplus product in the market, while the same period in 2005 saw the effect of the Gulf Coast hurricanes' impact on pricing.

    2006 Versus 2005

    The Polyethylene segment reported net income of $32 million in 2006 compared with $71 million in 2005. The year-over-year decline in earnings was primarily due to an increase in feedstock costs and partially offset by an increase in sales price and volume. The segment benefited from a $20 million tax rate adjustment due to lower future Canadian tax rates that were enacted in 2006.

    In 2006, total sales volumes of polyethylene made from Advanced SCLAIRTECH technology were 854 million pounds, 17% higher than 2005.

    NOVA Chemicals' ability to implement announced price increases depends on many factors that may be beyond its control. See
Forward-Looking Information on page 17.



PERFORMANCE STYRENICS BUSINESS UNIT
Financial Highlights
(millions of U.S. dollars except as noted)
                                 Three Months Ended      Year Ended
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2006     2006     2005    2006    2005
                              ------- -------- ------- ------- -------
Revenue                         $105     $111     $98    $421    $392
EBITDA(1)                       $(17)     $(3)    $(6)   $(24)    $(5)
Operating Loss(2) (3)           $(19)     $(7)   $(10)   $(36)   $(18)

Sales Volumes(4) (millions of
 pounds)                         116      116      97     457     396


    (1) Net loss before income taxes, other gains and losses, interest expense, depreciation and amortization (see Supplemental Measures on page 12).

    (2) Net loss before income taxes, other gains and losses and interest expense (see Supplemental Measures on page 12).

    (3) To conform with changes in internal segment analysis and reporting, beginning with the first quarter of 2007, NOVA Chemicals will no longer allocate interest, taxes or corporate charges to the business segments and accordingly will only report segment results down to the operating income (loss) line. Assuming NOVA Chemicals had removed corporate charges from operating loss in the fourth quarter of 2006, operating loss before corporate charges for the Performance Styrenics segment would have been $18 million.

    (4) Third-party sales.



Operating Highlights
Average Benchmark Raw Material Prices(1)
(U.S. dollars per pound)     Three Month Average       Year Average
                         --------------------------- -----------------
                           Dec. 31  Sept. 30 Dec. 31 Dec. 31  Dec. 31
                             2006     2006     2005    2006     2005
                          --------- -------- ------- -------- --------
Styrene Monomer              $0.67    $0.70   $0.64    $0.65    $0.63


    (1) Source: CMAI Contract Market.

    Review of Operations

    Performance Styrenics

    Fourth Quarter 2006 Versus Third Quarter 2006

    The Performance Styrenics unit reported a net loss of $14 million in the fourth quarter of 2006 compared to a net loss of $5 million in the third quarter of 2006. The quarter-over-quarter decline was primarily due to higher feedstock costs and lower expandable polystyrene (EPS) and ZYLAR(R) resin prices. Despite lower benchmark styrene monomer prices in the fourth quarter, feedstock cost of sales was higher due to NOVA Chemicals' use of FIFO accounting.

    In December, NOVA Chemicals announced a 4(cents) per pound price increase for EPS effective Feb.1, 2007.

    Fourth Quarter 2006 Versus Fourth Quarter 2005

    The Performance Styrenics segment reported a net loss of $14 million in the fourth quarter of 2006 compared with a net loss of $7 million in the fourth quarter of 2005. The decline from the same quarter last year was primarily due to higher styrene feedstock costs that were partially offset by higher sales volume.

    2006 Versus 2005

    The Performance Styrenics segment reported a net loss of $29 million in 2006 compared with a net loss of $14 million in 2005. The year-over-year decline was primarily due to higher styrene monomer feedstock costs and lower average selling prices for EPS resins, despite higher sales volumes.

    NOVA Chemicals' ability to implement announced price increases depends on many factors that may be beyond its control. See
Forward-Looking Information on page 17.



STYRENIX BUSINESS UNIT
Financial Highlights
(millions of U.S. dollars except as noted)

                                 Three Months Ended      Year Ended
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2006     2006     2005   2006    2005
                              ------------------------ ---------------
Revenue
-----------------------------
   Styrene Monomer(1)           $526     $485    $451  $1,889  $1,828
   North American SPS(1)         119      140     120     500     545
   NOVA Innovene European
    JV(1)                        184      179     129     672     616
   Eliminations                 (254)    (249)   (203)   (909) (1,081)
                              ------- -------- ------- ------- -------
      Total                     $575     $555    $497  $2,152  $1,908

EBITDA(2)
-----------------------------
   Styrene Monomer               $(7)      $2    $(24)   $(17)   $(61)
   North American SPS            (13)     (10)      3     (39)    (18)
   NOVA Innovene European JV       1       (3)    (23)    (18)    (64)
   Eliminations(3)                 1       (1)     (1)      -       -
                              ------- -------- ------- ------- -------
         Total                  $(18)    $(12)   $(45)   $(74)  $(143)

Operating Loss(4) (5)
-----------------------------
   Styrene Monomer              $(21)    $(12)   $(38)   $(72)  $(113)
   North American SPS            (18)     (15)     (3)    (60)    (47)
   NOVA Innovene European JV      (7)     (11)    (31)    (50)    (94)
   Eliminations(3)                 1       (1)     (1)      -       -
                              ------- -------- ------- ------- -------
         Total                  $(45)    $(39)   $(73)  $(182)  $(254)

Sales Volumes (millions of
 pounds)
-----------------------------
   Styrene Monomer(6)            503      351     465   1,649   1,672
   North American SPS            169      194     162     736     781
   NOVA Innovene European JV     238      234     217     966     991
                              ------- -------- ------- ------- -------
                                 910      779     844   3,351   3,444


    (1) Before intersegment eliminations between the business units.

    (2) Net loss before income taxes, other gains and losses, interest expense, depreciation and amortization (see Supplemental Measures on page 12).

    (3) Represents intersegment profit eliminations.

    (4) Net loss before income taxes, other gains and losses and interest expense (see Supplemental Measures on page 12).

    (5) To conform with changes in internal segment analysis and reporting, beginning with the first quarter of 2007, NOVA Chemicals will no longer allocate interest, taxes or corporate charges to the business segments and accordingly will only report segment results down to the operating income (loss) line. Assuming NOVA Chemicals had removed corporate charges from operating loss in the fourth quarter of 2006, operating loss before corporate charges for the Styrene Monomer, North American SPS and NOVA Innovene European Joint Venture segments would have been $18 million, $17 million and $5 million, respectively.

    (6) Third-party sales, including purchased volumes resold.
Excludes sales to NOVA Innovene.



Operating Highlights
Average Benchmark Prices(1)
(U.S. dollars per pound,
 unless otherwise noted)        Three Month Average     Year Average
                             ------------------------- ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                                2006    2006     2005    2006    2005
                             -------- -------- ------- ------- -------
Benchmark Principal Products:
Styrene Monomer(2)             $0.67    $0.70   $0.64   $0.65   $0.63
Solid Polystyrene(3)
  North America                $0.95    $0.93   $0.89   $0.89   $0.86
  Europe                       $0.76    $0.73   $0.61   $0.68   $0.65
Benchmark Raw Materials:
Benzene (dollars per
 gallon)(4)                    $3.64    $3.71   $2.54   $3.26   $2.90


    (1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

    (2) Source: CMAI Contract Market.

    (3) Source for benchmark prices: CMAI.

    (4) A 10(cents) per gallon change in the cost of benzene generally results in about a 1(cents) per pound change in the variable cost of producing styrene monomer. Source of benzene benchmark prices: CMAI.

    Review of Operations

    STYRENIX

    The STYRENIX business unit reported relatively flat earnings quarter-over-quarter with a net loss of $33 million in the fourth quarter of 2006 compared with a net loss of $35 million in the third quarter of 2006. Higher flow-through feedstock costs offset the fixed-cost improvements from NOVA Chemicals' restructuring.

    Styrene Monomer

    Fourth Quarter 2006 Versus Third Quarter 2006

    The Styrene Monomer segment reported a net loss of $13 million in the fourth quarter, relatively flat compared to a net loss of $14 million in the third quarter. Benchmark styrene monomer prices fell 4%, driven primarily by lower benzene and ethylene feedstock costs.

    Third-party styrene monomer sales volumes in the fourth quarter were up 43% compared to the third quarter, primarily due to increased export shipments to Europe and Asia, driven by strong demand in those markets.

    Effective Dec. 31, 2006, the first of two styrene monomer purchase contracts expired. NOVA Chemicals estimates that it will save $22 million per year starting Jan. 1, 2007 as a result of the first contract expiration. In addition, the elimination of this 400 million pound per year supply contract will allow NOVA Chemicals to run its styrene monomer plants at higher rates.

    Fourth Quarter 2006 Versus Fourth Quarter 2005

    The Styrene Monomer segment reported a net loss of $13 million in the fourth quarter of 2006 compared with a net loss of $28 million in the fourth quarter of 2005. The improvement was primarily due to higher average selling prices that were partially offset by higher feedstock costs. Industry outages in Europe in 2006 provided profitable export opportunities.

    2006 Versus 2005

    The Styrene Monomer segment reported a net loss of $61 million in 2006 compared with a net loss of $81 million in 2005. The year-over-year improvement was primarily due to a higher average selling prices, driven by better export opportunities, and lower operating costs due to improved efficiency at NOVA Chemicals' Bayport, Texas plant.

    North American Solid Polystyrene

    Fourth Quarter 2006 Versus Third Quarter 2006

    The North American SPS segment reported a net loss of $14 million in the fourth quarter of 2006 compared to a net loss of $10 million in the third quarter of 2006. The decline from the previous quarter was due to higher flow-through feedstock costs and lower sales volume.

    North American SPS sales volume decreased by 13% in the fourth quarter from the third quarter due to seasonally slow demand during the holiday season and customer de-stocking of inventory in anticipation of price declines. North American benchmark SPS prices increased approximately 2(cents) per pound from the third quarter.

    Fourth Quarter 2006 Versus Fourth Quarter 2005

    The North American SPS segment reported a net loss of $14 million in the fourth quarter of 2006 and a net loss of $3 million in the fourth quarter of 2005. The decline from the same quarter of 2005 was primarily due to higher feedstock costs in the fourth quarter of 2006.

    2006 Versus 2005

    The North American SPS segment reported a net loss of $44 million in 2006 compared to a net loss of $33 million in 2005. The year-over-year decline was primarily due to higher feedstock costs and lower average selling prices.

    NOVA Innovene European Joint Venture

    NOVA Innovene continues to be on track to exceed its cost-savings target of $80 million per year by the end of 2007 as a result of joint venture synergies. By the end of the fourth quarter of 2006, the joint venture had achieved annualized cost savings of $66 million. NOVA Chemicals receives 50% of the benefit of the total cost savings.

    Fourth Quarter 2006 Versus Third Quarter 2006

    The NOVA Innovene European Joint Venture (NOVA Innovene) reporting segment recorded a net loss of $7 million in the fourth quarter of 2006, a 30% improvement over the $10 million net loss reported in the third quarter. The quarter-over-quarter improvement was due to fixed cost savings and strong polymer demand that enabled the implementation of price increases.

    For the fourth quarter, SPS sales volumes for NOVA Innovene were up 10% from the third quarter, while EPS sales volumes for NOVA Innovene were down 8% from the third quarter. Margins expanded in the fourth quarter as price increases outpaced higher feedstock costs. The European SPS benchmark price increased by approximately 3(cents) per pound from the third quarter.

    Fourth Quarter 2006 Versus Fourth Quarter 2005

    The NOVA Innovene segment reported a net loss of $7 million in the fourth quarter of 2006 compared to a net loss of $27 million in the fourth quarter of 2005. Results improved from the same quarter of 2005 due to higher prices, higher sales volumes, and lower fixed costs.

    2006 Versus 2005

    The NOVA Innovene segment reported a net loss of $47 million in 2006 compared with a net loss of $92 million in 2005. Two primary factors contributed to the significant improvement in the joint venture's performance: an improvement in the European EPS business and fixed-cost reductions.

    The supply/demand balance for the European EPS industry improved in 2006 from 2005 with the closure of NOVA Innovene's Berre, France and Carrington, UK EPS facilities. European SPS market conditions have not improved to the same extent. However, the closure of the Carrington, UK SPS facility reduced fixed costs by $13 million before-tax for NOVA Innovene.



CORPORATE
(millions of U.S. dollars)
                              Three Months Ended        Year Ended
                           ------------------------- -----------------
                           Dec. 31 Sept. 30 Dec. 31  Dec. 31  Dec. 31
                            2006     2006   2005(6)    2006   2005(6)
                           ------- -------- -------- -------- --------
Before-Tax Corporate Items
Stock-based compensation
 and profit sharing (1)        $1      $(7)     $(3)    $(14)     $22
IRS Settlement (2)              -        -        8        -        8
Restructuring (3)            (860)    (109)     (83)    (985)    (168)
Insurance charge(4)             -      (19)       -      (19)     (22)
Mark-to-market feedstock
 derivatives (5)                9      (17)       9      (21)      12
                           ------- -------- -------- -------- --------
                            $(850)   $(152)    $(69) $(1,039)   $(148)
                           ======= ======== ======== ======== ========
After-Tax Corporate Items
Stock-based compensation
 and profit sharing (1)       $(2)     $(4)     $(1)    $(13)     $10
IRS Settlement (2)              -        -        5        -        5
Restructuring (3)            (772)     (79)     (50)    (861)    (125)
Insurance charge(4)             -      (13)       -      (13)     (15)
Mark-to-market feedstock
 derivatives (5)                5      (11)       6      (14)       8
                           ------- -------- -------- -------- --------
                            $(769)   $(107)    $(40)   $(901)   $(117)
                           ======= ======== ======== ======== ========


    (1) NOVA Chemicals has two cash-settled, stock-based incentive compensation plans that are marked-to-market with changes in the value of the common stock price. In November 2005, NOVA Chemicals entered into a three-year hedging arrangement that effectively neutralizes the mark-to-market impact on the stock-based incentive compensation plans. In addition, NOVA Chemicals maintains a profit sharing program available to most employees based on the achievement of shareholder return on equity targets. Stock-based compensation also includes the amount expensed related to the fair value of stock options earned by employees during the period.

    (2) The fourth quarter of 2005 included a before-tax gain of $8 million ($5 million after-tax) resulting from the final resolution of a tax dispute related to the deductibility of foreign taxes in certain returns filed with the United States Internal Revenue Service prior to 1982.

    (3) In the fourth quarter of 2006, NOVA Chemicals wrote-down the assets in the STYRENIX business unit. See page 4 for details. In the third quarter of 2006, NOVA Chemicals accrued $53 million ($33 million after-tax) of restructuring costs related to severance, pension and other employee-related costs associated with the North American restructuring announced on June 26, 2006. In addition, NOVA Chemicals accrued $56 million ($46 million after-tax) related primarily to the non-cash asset write-down for the Carrington, UK SPS facility closure. In the second quarter of 2006, NOVA Chemicals accrued $1 million of restructuring costs related to actions taken by NOVA Innovene. In the first quarter of 2006, NOVA Chemicals accrued $15 million ($10 million after-tax) related to severance costs for the Chesapeake, VA plant site closure. In the third quarter of 2005, NOVA Chemicals recorded a charge of $85 million ($75 million after-tax) primarily as a result of NOVA Innovene's decision to cease EPS production at Berre, France and permanently shutdown the EPS plant at Carrington, UK. The benefit of tax losses in France and obsolete assets associated with the Corunna modernization were written off and also included in this charge. In the fourth quarter of 2005, NOVA Chemicals took a charge for restructuring in the amount of $76 million ($46 million after-tax) related to the closure of the Chesapeake, VA site and recorded $7 million ($4 million after-tax) related to NOVA Chemicals' share of NOVA Innovene severance costs associated with plant closures.

    (4) NOVA Chemicals is one of many participants in OIL and sEnergy
- two mutual insurance companies formed to insure against catastrophic risks. NOVA Chemicals accrued $19 million ($13 million after-tax) in the third quarter of 2006 and $22 million ($15 million after-tax) in the second quarter of 2005 related to its share of estimated incremental costs in these insurance pools. Due to losses incurred by OIL and sEnergy that are related to participants other than NOVA Chemicals, NOVA Chemicals was required to pay higher premiums. The third quarter charges are related to sEnergy, which is in the process of closing operations.

    (5) See page 15 for description.

    (6) Beginning in 2006, NOVA Chemicals began classifying stock option expense and mark-to-market adjustments on feedstock derivative positions as corporate items, as they are non-cash items and are not relevant in measuring business performance. Previously these amounts were allocated to the Olefins/Polyolefins and Styrenics business units. Prior periods have been restated to conform with the new presentation.

    Supplemental Measures

    In addition to providing measures in accordance with Canadian
Generally Accepted Accounting Principles (GAAP), NOVA Chemicals presents certain supplemental measures as follows:

    -- EBITDA - This measure, defined on page 5, is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations. Segment EBITDA is determined as segment operating income or loss before depreciation and amortization.

    -- Adjusted EBITDA - This measure, defined on page 2, is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations.

    --  After-tax return (loss) on capital employed - defined on page
        3.

    --  Average capital employed - defined on page 3.

    --  CFCT - defined on page 14.

    -- Funds from operations - See Consolidated Statements of Cash Flows on page 20 for a reconciliation to Net Loss.

    --  Net current debt - defined on page 13.

    --  Net debt to total capitalization - defined on page 13.

    -- Net income (loss) from the businesses - total net income or loss from the Olefins/Polyolefins, Performance Styrenics and STYRENIX business units, which equals NOVA Chemicals' net income less corporate and other items (see page 1). This measure highlights the ongoing performance of the business units without considering one-time charges, events or other items which are not driven by the business units.

    -- Net tangible asset coverage on long-term debt - defined on page 13.

    --  Total capitalization - defined on page 13.

    These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.



Liquidity and Capital Resources
Capitalization
(millions of U.S. dollars except as noted) Dec. 31  Sept. 30  Dec. 31
                                             2006     2006     2005
                                           -------- -------- ---------

Current debt (1) (2)                          $263     $201      $302
Less: restricted cash and other assets         (72)     (72)      (72)
                                           -------- -------- ---------
    Net current debt (3)                       191      129       230
Long-term debt (2)                           1,615    1,753     1,737
Less: cash and cash equivalents                (75)    (110)     (166)
                                           -------- -------- ---------

Total debt, net of cash, cash equivalents,
 and restricted cash and other assets        1,731    1,772     1,801

Total common shareholders'
equity (4) (5) (6) (7) (8)                     546    1,370     1,215
                                           -------- -------- ---------

Total capitalization (9)                    $2,277   $3,142    $3,016
                                           ======== ======== =========


    (1) Current debt includes the $198 million preferred shares due Mar. 15, 2007. Current debt also includes the current debt related to the Joffre co-generation facility joint venture, the current portion of the Corunna compressor capital lease, the secured revolver and bank loans.

    (2) Maturity dates for NOVA Chemicals' current and long-term debt range from March 2007 to August 2028.

    (3) Net current debt equals current debt less restricted cash and other assets (see Supplemental Measures on page 12).

    (4) Common shares outstanding on Jan. 26, 2007 were 82,580,067 (Dec. 31, 2006 - 82,561,272; Sept. 30, 2006 - 82,553,456; Dec. 31,
2005 - 82,364,899).

    (5) A total of 5,459,702 stock options to purchase common shares of NOVA Chemicals were outstanding to officers and employees on Jan. 26, 2007, and 5,478,697 were outstanding on Dec. 31, 2006. A total of 2,199,655 common shares were reserved but unallocated at Dec. 31, 2006. A total of 13 million common shares were initially reserved for issuance under the Option Plan.

    (6) A total of 47,800 shares were reserved for the Directors'
Share Compensation Plan.

    (7) In April 2005, NOVA Chemicals' shareholders reconfirmed a shareholder rights plan where one right was issued for each outstanding common share. The plan expires in May 2009.

    (8) For the three months ended Dec. 31, 2006, a total of 7,816 common shares were issued upon the exercise of stock options.

    (9) Total capitalization includes shareholders' equity and total debt net of cash, cash equivalents, and restricted cash and other assets (see Supplemental Measures on page 12).



Senior Debt Ratings (1)
                                               Senior Unsecured Debt
                                              ------------------------
  DBRS                                          BBB (low) (negative)
  Fitch Ratings                                     BB (stable)
  Moody's                                          Ba3 (negative)
  Standard & Poor's                                 B+ (stable)


    (1) Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.



Coverage Ratios
                                                Three Months Ended
                                             -------------------------
                                             Dec. 31  Sept. 30 Dec. 31
                                               2006     2006    2005
                                             -------- -------- -------
Net debt to total capitalization (1)          76.0%    56.4%    59.7%
Interest coverage on long-term debt (2)        0.0x     0.7x    0.1x
Net tangible asset coverage on long-term       1.3x     1.7x    1.6x
 debt (3)


    (1) Net debt to total capitalization is equal to total debt, net of cash, cash equivalents, and restricted cash and other assets, divided by total common shareholders' equity plus net debt (see Capitalization table above and Supplemental Measures on page 12).

    (2) Interest coverage on long-term debt is equal to net income before interest expense on long-term debt and income taxes, for the last four quarters, divided by annual interest requirements on long-term debt.

    (3) Net tangible asset coverage on long-term debt is equal to total assets (excluding future tax assets) less liabilities (excluding long-term debt) divided by long-term debt.



Funds Flow and Changes in Cash and Debt
The following table shows major sources and uses of cash.

(millions of U.S. dollars)          Three Months Ended   Year Ended
                                      Dec. 31, 2006     Dec. 31, 2006
                                    ------------------ ---------------
Operating income                                $(837)          $(680)
Add back - depreciation and
 amortization                                      75             299
          - restructuring charges                 860             985
                                    ------------------ ---------------
Adjusted EBITDA (1)                                98             604
Interest expense                                  (43)           (168)
Restructuring charges                               -             (78)
(Gain) loss on derivatives                        (11)              6
Current tax expense and other                      14             (75)
Stock option expense                                -               8
                                    ------------------ ---------------
Funds from operations                              58             297
Operating working capital decrease                 28              27
                                    ------------------ ---------------
Cash flow from operating activities                86             324

Asset sale proceeds                                 1               3
Capital expenditures                              (46)           (198)
Turnaround costs, long-term
 investments and other assets                     (10)            (48)
Dividends paid                                     (7)            (29)
Common shares issued                                1               3
Options retired for cash                           (1)             (2)
Affiliate long-term notes                           3               3
Foreign exchange and other                         14              14
                                    ------------------ ---------------
Total change in cash and debt                     $41             $70
                                    ================== ===============
Decrease in cash and cash
 equivalents                                     $(35)           $(91)
Decrease in debt (including foreign
 exchange changes)                                 76             161
                                    ------------------ ---------------
Total change in cash and cash
 equivalents and debt(2)                          $41             $70
                                    ================== ===============


    (1) See Consolidated Statements of Net Loss and Reinvested
Earnings (Deficit) on page 18 and Supplemental Measures on page 12.

    (2) NOVA Chemicals also paid down $58 million on the accounts receivable securitization program, resulting in a total reduction in cash and cash equivalents, debt and accounts receivable securitization of $99 million.

    NOVA Chemicals' funds from operations were $58 million for the fourth quarter of 2006, down from $77 million in the third quarter. Operating working capital decreased by $28 million, primarily as a result of lower-priced inventories as crude oil prices declined during the quarter.

    NOVA Chemicals measures the effectiveness of its working capital management through Cash Flow Cycle Time (CFCT). See Supplemental Measures on page 12. CFCT measures working capital from operations (excluding NOVA Innovene) in terms of the number of days sales (calculated as working capital from operations divided by average daily sales). This metric helps to determine which portion of changes in working capital results from factors other than price movements. CFCT was 27 days as of Dec. 31, 2006, and 35 days as of Sept. 30, 2006.

    Capital expenditures were $46 million in the fourth quarter of 2006, compared to $47 million in the third quarter and $129 million in the fourth quarter of 2005. Capital spending was down from the same time last year due to reduced expenditures related to the Corunna flexi-cracker modernization project.

    Financing

    NOVA Chemicals has $575 million of revolving credit facilities, which expire on the following dates: $100 million on Dec. 31, 2007, $375 million on June 30, 2010, and $100 million on Mar. 20, 2011. As of Dec. 31, 2006, NOVA Chemicals had utilized $154 million of the facilities, of which $44 million was in the form of letters of credit.

    NOVA Chemicals amended its financial covenants governing these credit facilities to allow for an exemption of any write-down of the STYRENIX assets up to $950 million and for the debt to capitalization ratio financial covenant to be raised from 55% to 60%. These amendments are in effect for the period Dec. 31, 2006 to June 29, 2007. Using the covenant methodology in the relevant revolving credit facilities, the debt to capitalization ratio was 55% at Dec. 31, 2006. NOVA Chemicals continues to comply with all financial covenants under the applicable facilities.

    As a result of the STYRENIX asset write-down, the permitted amount of secured debt under the terms of NOVA Chemicals' public debt indentures will be reduced. Accordingly, NOVA Chemicals intends to reduce the $375 million secured revolver to $325 million effective Feb. 5, 2007. The remaining two revolving credit facilities are not affected as they are unsecured.

    NOVA Chemicals also has $350 million accounts receivable securitization programs that will expire on June 30, 2010. As of Dec. 31, 2006, $247 million was sold under the accounts receivable securitization programs.

    In November 2006, NOVA Innovene entered into a five-year, EUR 120 million accounts receivable securitization program. Borrowings under this program are accounted for as long-term debt. NOVA Chemicals' 50% share of the outstanding balance was $33 million at Dec. 31, 2006. The program expires in November 2011.

    Feedstock Derivative Positions

    NOVA Chemicals maintains a derivatives program to manage risk associated with feedstock purchases. In the fourth quarter, there was a net gain of $2 million from all Corunna feedstock derivative positions that matured compared with a net gain of $4 million in the third quarter.

    In addition, NOVA Chemicals is required to record on its balance sheet the market value of any outstanding derivative positions that do not qualify for hedge accounting treatment. The gain or loss resulting from changes in the market value of these derivatives is recorded through earnings each period. The fourth quarter mark-to-market earnings impact of NOVA Chemicals' outstanding feedstock derivative portfolio was a $5 million after-tax gain, compared to an $11 million after-tax loss in the third quarter. These mark-to-market adjustments are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.

    FIFO Impact

    NOVA Chemicals uses the first-in, first-out (FIFO) method of valuing inventory. Most of NOVA Chemicals' competitors use the last-in, first-out (LIFO) method. Because NOVA Chemicals uses FIFO, a portion of the third quarter feedstock purchases flowed through the Consolidated Statements of Net Loss and Reinvested Earnings (Deficit) in the fourth quarter. The following chart depicts the benzene, crude oil and natural gas prices at the end of each quarter.



Benchmark Price                December 2006         September 2006
                          ------------------------ -------------------
Benzene(1)                $ 3.32 per gallon        $ 3.55 per gallon
Crude oil(2)              $ 62.09 per barrel       $ 63.90 per barrel
Natural Gas(3)            $ 8.01 per mmBTU         $ 6.82 per mmBTU


    (1) Source: CMAI

    (2) Source: NYMEX WTI daily spot-settled price average for calendar month

    (3) Source: NYMEX Henry Hub 3-Day Average Close

    NOVA Chemicals estimates that earnings would have been about $22 million higher in the fourth quarter had it used the LIFO method of accounting.

    NOVA Chemicals' share price on the New York Stock Exchange (NYSE) fell to $27.90 at Dec. 31, 2006 from $30.71 at Sept. 30, 2006.
NOVA Chemicals' share value decreased 9% for the quarter ending Dec. 31, 2006 on the NYSE and 5% on the Toronto Stock Exchange (TSX). Peer chemical companies' share values increased 5% on average and the S&P Chemicals Index increased 7%. The S&P/TSX Composite Index was up 9% and the S&P 500 was up 6% in the fourth quarter. As of Jan. 30, 2007, NOVA Chemicals' share price was $29.88, up 7% from Dec. 31, 2006. The S&P Chemicals Index was up 2% during the same period.

    In the fourth quarter, approximately 41% of trading in NOVA Chemicals' shares took place on the TSX and 59% of trading took place on the NYSE and other U.S. markets.



Fourth Quarter Trading      Millions of Shares % of Float % of Trading
 Volumes
--------------------------- ------------------ ---------- ------------
Toronto Stock Exchange                   21.1         26%          41%
Consolidated U.S. Trading
 Volumes                                 30.9         37%          59%
                            ------------------ ---------- ------------
Total                                    52.0         63%         100%
                            ================== ========== ============




                         INVESTOR INFORMATION
For inquiries on stock-related matters        Transfer Agent and
 including dividend payments, stock transfers  Registrar
 and address changes, contact NOVA Chemicals  CIBC Mellon Trust
 toll-free at 1-800-661-8686 or e-mail to      Company
 shareholders@novachem.com.                   600 The Dome Tower, 333
                                               Seventh Avenue S.W.
Contact Information                           Calgary, Alberta, Canada
Phone: (403) 750-3600 (Canada) or (412) 490-   T2P 2Z1
 4000 (United States) Internet:
 www.novachemicals.com E-Mail:                Phone: (403) 232-2400 /
 invest@novachem.com                           1-800-387-0825
                                              Fax: (403) 264-2100
NOVA Chemicals Corporation                    Internet:
1000 Seventh Avenue S.W., P.O. Box 2518        www.cibcmellon.ca
Calgary, Alberta, Canada T2P 5C6              E-Mail:
                                              inquiries@cibcmellon.ca
If you would like to receive a shareholder
 information package, please contact us at    Share Information
 (403) 750-3600 or (412) 490-4000 or via e-   NOVA Chemicals' trading
 mail at publications@novachem.com.            symbol on the New York
                                               and Toronto Stock
We file additional information relating to     Exchanges is NCX.
 NOVA Chemicals, including our Annual
 Information Form (AIF), with Canadian
 securities administrators. This information
 can be accessed through the System for
 Electronic Document Analysis and Retrieval
 (SEDAR), at www.sedar.com. This same
 information is filed with the U.S.
 Securities and Exchange Commission and can
 be accessed via their Electronic Data
 Gathering Analysis and Retrieval System
 (EDGAR) at www.sec.gov/edgar.shtml
--------------------------------------------- ------------------------


    Advanced SCLAIRTECHTM is a trademark of NOVA Chemicals.

    ARCEL(R) and DYLARK(R) are registered trademarks of NOVA Chemicals
Inc.

    SCLAIR(R) is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere;
authorized use/utilisation autorisee.

    SURPASS(R) is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.

    ZYLAR(R) is a registered trademark of NOVA Chemicals (Canada)
Ltd./NOVA Chimie (Canada) Ltee.; authorized use/utilisation autorisee.



CHANGES IN NET LOSS
(millions of U.S. dollars)
                                            Q4 2006
                                         Compared with        2006
                                      -------------------   Compared
                                       Q3 2006   Q4 2005    with 2005
                                      --------- --------- ------------
(Lower) higher net unit margins          $(133)     $(58)         $60
Higher sales volumes                        22        55           86
                                      --------- --------- ------------
(Lower) higher operating margin(1)        (111)       (3)         146
Higher research and development              -        (1)          (1)
Lower (higher) selling, general and
 administrative                             12        21           (2)
Higher restructuring charges              (751)     (777)        (817)
Higher depreciation and amortization         -        (1)          (9)
Higher interest expense                      -       (10)         (55)
Higher (lower) other gains and losses        1        (8)          (7)
Lower income tax expense                    92        64          143
                                      --------- --------- ------------
Increase in net loss                     $(757)    $(715)       $(602)
                                      ========= ========= ============


    (1) Operating margin equals revenue less feedstock and operating costs.

    Selling, general and administrative (SG&A) costs for the fourth quarter were $12 million lower than in the third quarter of 2006 and $21 million lower than in the fourth quarter of 2005 due to timing of expenditures, lower costs due to restructuring and some mark-to-market impact from stock-based compensation recorded in 2005. In 2006, stock-based compensation exposure was hedged.

    Refer to Note 3 on page 22 for details related to the restructuring charges.

    Interest expense was $10 million higher in the fourth quarter of 2006 compared to the fourth quarter of 2005, and $55 million higher on a year-to-date basis compared to 2005 due to higher debt levels, higher interest rates and less capitalized interest resulting from the completion of the Corunna and Bayport projects.

    Forward-Looking Information

    This news release contains forward-looking statements with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, forward-looking statements require NOVA Chemicals to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals' assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. Forward-looking statements for the time periods beyond 2007 involve longer-term assumptions and estimates than forward-looking statements for 2007 and are consequently subject to greater uncertainty. NOVA Chemicals cautions readers of this news release not to place undue reliance on its forward-looking statements as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

    The words "believe," "expect," "plan," "intend," "estimate," or "anticipate" and similar expressions, as well as future or conditional verbs such as "will," "should," "would," and "could" often identify forward-looking statements. Specific forward-looking statements contained in this news release include, among others, statements regarding: NOVA Chemicals' belief that NOVA Chemicals will be able to finalize a shareholder value-building pathway for the business; NOVA Chemicals' expectations with respect to its cost savings in 2007 and 2008; its estimate with respect to decreases in depreciation charges due to the write-down of STYRENIX assets; and potential income tax benefit related to the write-down of STYRENIX assets. With respect to forward-looking statements contained in this news release, NOVA Chemicals has made assumptions regarding, among other things: future oil, natural gas and benzene prices; its ability to obtain raw materials; its ability to market products successfully to its anticipated customers; the impact of increasing competition; and its ability to obtain financing on acceptable terms. Some of the risks that could affect NOVA Chemicals' future results and could cause results to differ materially from those expressed in the forward-looking statements include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; NOVA Chemicals' ability to implement its business strategies; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health, and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand, including customer acceptance of NOVA Chemicals' Performance Products; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals' business, including environmental, competition and employment laws; loss of the services of any of NOVA Chemicals' executive officers; uncertainties associated with the North American, South American, European, and Asian economies; terrorist attacks; severe weather events; and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals and its subsidiaries or affiliated companies.

    Implementation of announced price increases depends on many factors, including market conditions, the supply/demand balance for each particular product and feedstock costs. Price increases have varying degrees of success. They are typically phased in and can differ by product or market. There can be no assurances that any announced price increases will be successful or will be realized within the anticipated time frame. In addition, benchmark price indices sometimes lag price increase announcements due to the timing of publication.

    NOVA Chemicals' forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.



Summary Quarterly Financial Information
(millions of U.S. dollars, except per share amounts)

                                         Three Months Ended
                               ---------------------------------------
                                               2006
                               -------------------------------------
                               Dec. 31 Sept. 30   June 30   Mar. 31
                                       (restated (restated (restated
                                         - see     - see     - see
                                        Note 1)   Note 1)   Note 1)

Revenue                        $1,635     1,712     1,619     1,553
Operating income (loss)         $(837)       13       107        37
Net income (loss)               $(781)      (24)      106        (4)
Net income (loss) per share
 - basic                       $(9.46)    (0.29)     1.28     (0.05)
 - diluted                     $(9.46)    (0.29)     1.27     (0.05)
Weighted-average common shares
 outstanding (millions)
 - basic                         82.6      82.6      82.5      82.5
 - diluted                       82.6      82.6      83.2      82.5

Summary Quarterly Financial Information
(millions of U.S. dollars, except per share amounts)

                                         Three Months Ended
                              ----------------------------------------
                                                2005
                              ----------------------------------------
                                Dec. 31  Sept. 30   June 30   Mar. 31
                               (restated (restated (restated (restated
                                 - see     - see     - see     - see
                                Note 1)   Note 1)   Note 1)   Note 1)

Revenue                           1,433     1,366     1,329     1,488
Operating income (loss)             (76)      (98)        5       172
Net income (loss)                   (66)     (107)      (22)       94
Net income (loss) per share
 - basic                          (0.80)    (1.29)    (0.27)     1.12
 - diluted                        (0.80)    (1.29)    (0.27)     1.06
Weighted-average common shares
 outstanding (millions)
 - basic                           82.4      82.3      82.3      83.2
 - diluted                         82.4      82.3      82.3      90.0




CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Net Loss and Reinvested Earnings (Deficit) (unaudited, millions of U.S. dollars except per share amounts)

                             Three Months Ended         Year Ended
                         --------------------------- -----------------
                         Dec. 31 Sept. 30   Dec. 31  Dec. 31  Dec. 31
                           2006     2006      2005     2006     2005
                         ------- --------- --------- ------- ---------
                                 (restated (restated         (restated
                                   - see     - see             - see
                                  Note 1)   Note 1)           Note 1)

Revenue                  $1,635    $1,712    $1,433  $6,519    $5,616
                         ------- --------- --------- ------- ---------

Feedstock and operating
 costs                    1,482     1,448     1,277   5,663     4,906
Research and development     13        13        12      51        50
Selling, general and
 administrative              42        54        63     201       199
Restructuring charges
 (Note 3)                   860       109        83     985       168
Depreciation and
 amortization                75        75        74     299       290
                         ------- --------- --------- ------- ---------
                          2,472     1,699     1,509   7,199     5,613
                         ------- --------- --------- ------- ---------
Operating income (loss)    (837)       13       (76)   (680)        3
                         ------- --------- --------- ------- ---------

Interest expense (net)
 (Note 4)                   (43)      (43)      (33)   (168)     (113)
Other gains and losses
 (net)                        -        (1)        8       1         8
                         ------- --------- --------- ------- ---------
                            (43)      (44)      (25)   (167)     (105)
                         ------- --------- --------- ------- ---------
Loss before income taxes   (880)      (31)     (101)   (847)     (102)
Income tax recovery
 (Note 5)                    99         7        35     144         1
                         ------- --------- --------- ------- ---------
Net loss                  $(781)     $(24)     $(66)  $(703)    $(101)
Reinvested earnings,
 beginning of period
  - restated (Note 1)       435       467       454     381       621
  Common share dividends     (7)       (7)       (7)    (29)      (27)
  Common share
   repurchase                 -         -         -       -      (107)
  Options retired for
   cash (net)                (1)       (1)        -      (3)       (5)
                         ------- --------- --------- ------- ---------
Reinvested earnings
 (deficit), end of
 period                   $(354)     $435      $381   $(354)     $381
                         ======= ========= ========= ======= =========
Loss per share (Note 6)
  - basic                $(9.46)   $(0.29)   $(0.80) $(8.52)   $(1.22)
  - diluted              $(9.46)   $(0.29)   $(0.80) $(8.52)   $(1.22)


    Notes to the Consolidated Financial Statements appear on pages 21 to 29.



Consolidated Balance Sheets
(unaudited, millions of U.S. dollars)    Dec. 31, 2006  Dec. 31, 2005
                                         -------------- --------------
Assets                                                   (restated -
                                                          see Note 1)
Current assets
  Cash and cash equivalents                        $75           $166
  Restricted cash and other assets                  72              -
  Accounts receivable                              507            564
  Inventories                                      669            680
                                         -------------- --------------
                                                 1,323          1,410

Investments and other assets                       113            181
Plant, property and equipment, net               2,719          3,626
                                         -------------- --------------
                                                $4,155         $5,217
                                         ============== ==============

Liabilities and Shareholders' Equity
Current liabilities
  Bank loans                                        $1             $1
  Accounts payable and accrued
   liabilities                                     926            974
  Long-term debt due within one year               262            301
                                         -------------- --------------
                                                 1,189          1,276
Long-term debt                                   1,615          1,737
Future income taxes                                435            643
Deferred credits and long-term
 liabilities                                       370            346
                                         -------------- --------------
                                                 3,609          4,002
                                         -------------- --------------

Shareholders' equity
      Common shares                                497            494
      Contributed surplus                           25             16
      Cumulative translation adjustment            378            324
      Reinvested earnings (deficit)               (354)           381
                                         -------------- --------------
                                                   546          1,215
                                         -------------- --------------
                                                $4,155         $5,217
                                         ============== ==============


    Notes to the Consolidated Financial Statements appear on pages 21 to 29.



Consolidated Statements of Cash Flows
(unaudited, millions of U.S. dollars)

                             Three Months Ended         Year Ended
                         --------------------------- -----------------
                         Dec. 31 Sept. 30   Dec. 31  Dec. 31  Dec. 31
                          2006     2006       2005    2006     2005
                         ------- --------- --------- ------- ---------
Operating activities             (restated (restated         (restated
                                   - see     - see             - see
                                  Note 1)   Note 1)           Note 1)
  Net Loss                $(781)     $(24)     $(66)  $(703)    $(101)
  Depreciation and
   amortization              75        75        74     299       290
  Future income tax
   recovery                 (85)      (34)      (34)   (219)      (69)
  (Gain) loss on
   derivatives              (11)       11        (3)      6       (19)
    Asset writedowns
     (Note 3)               860        47        76     907       161
  Other gains and losses      -         1        (8)     (1)       (8)
  Stock option expense        -         1         -       8         8
                         ------- --------- --------- ------- ---------
  Funds from
   operations(1)             58        77        39     297       262
  Changes in non-cash
   working capital           28       (66)     (166)     27       (43)
                         ------- --------- --------- ------- ---------
  Cash flow from (used
   in) operating
   activities                86        11      (127)    324       219
                         ------- --------- --------- ------- ---------

Investing activities
  Proceeds on asset
   sales and other
   capital transactions       1         -        11       3        11
  Plant, property and
   equipment additions      (46)      (47)     (129)   (198)     (419)
  Turnaround costs,
   long-term investments
   and other assets         (10)      (18)      (77)    (48)     (176)
  Settlement of
   derivatives                2         6        (6)     15         7
  Changes in non-cash
   working capital            -         9         2      (2)      110
                         ------- --------- --------- ------- ---------
                            (53)      (50)     (199)   (230)     (467)
                         ------- --------- --------- ------- ---------
Financing activities
  Increase in current
   bank loans                 -         1         -       -         1
  Long-term debt
   additions                 34         -       400      38       419
  Long-term debt
   repayments                (4)       (2)       (2)   (308)     (103)
  Long-term debt -
   increase (decrease)
   in revolving debt        (95)       65         -     108         -
  Affiliate long-term
   notes                      3         -         -       3         -
  Options retired for
   cash                      (1)       (1)       (1)     (2)      (11)
  Common shares issued        1         -         2       3        13
  Common share
   repurchases                -         -         -       -      (125)
  Common share dividends     (7)       (7)       (7)    (29)      (27)
  Changes in non-cash
   working capital            1         -         3       2         2
                         ------- --------- --------- ------- ---------
                            (68)       56       395    (185)      169
                         ------- --------- --------- ------- ---------

Increase (decrease) in
 cash and cash
 equivalents                (35)       17        69     (91)      (79)
Cash and cash
 equivalents, beginning
 of period                  110        93        97     166       245
                         ------- --------- --------- ------- ---------

Cash and cash
 equivalents, end of
 period                     $75      $110      $166     $75      $166
                         ======= ========= ========= ======= =========

Cash tax payments           $12       $30        $1     $53       $55
                         ======= ========= ========= ======= =========

Cash interest payments      $40       $44       $29    $168      $131
                         ======= ========= ========= ======= =========


    (1) See Supplemental Measures on page 12.

    Notes to the Consolidated Financial Statements appear on pages 21 to 29.

    Notes to Consolidated Financial Statements

    (unaudited, millions of U.S. dollars, except per share amounts and unless otherwise noted)

    These interim Consolidated Financial Statements do not include all of the disclosures included in NOVA Chemicals' annual Consolidated Financial Statements. Accordingly, these interim Consolidated
Financial Statements should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2005.

    1. Significant Accounting Policies

    These interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2005 on pages 71 to 75 of the 2005 Annual Report except as follows. Canadian GAAP implemented EIC (Emerging Issues Committee) 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date, which results in the acceleration of the recognition of compensation cost for stock-based awards based on employees' retirement eligibility at the date of the grant. This standard became effective for NOVA Chemicals in the fourth quarter of 2006 and was applied retroactively, with restatement of prior periods, as required by EIC 162. The adoption of EIC 162 resulted in an $11 million ($9 million after-tax) charge for prior years as well as a decrease in the current year expense of $2 million ($1 million after-tax).

    Certain comparative figures have been restated to conform with the current periods' presentation.

    2. Pensions and Other Post-Retirement Benefits



Components of Net Periodic               Three Months Ended
 Benefit Cost for Defined
 Benefit Plans
                              ----------------------------------------
                                 Dec. 31, 2006      Sept. 30, 2006
                              ------------------- --------------------
                              Pension    Other    Pension    Other
                               Benefits  Benefits  Benefits  Benefits
                              --------- --------- --------- ----------

Current service cost                $6       $(2)       $7        $1
Interest cost on projected
 benefit obligations                16         2         9         1
Actual gain on plan assets         (60)        -        (9)        -
Actuarial loss on accrued
 obligation                         28         -         -         -
                              --------- --------- --------- ----------
Costs arising in the period        (10)        -         7         2
Differences between costs
 arising in the period and
 costs recognized in the
 period in respect of the
 long-term nature of employee
 future benefit costs:
  Return on plan assets             42         -         -         -
   Transition (asset)
    obligation                      (3)        1        (1)        -
   Actuarial loss                  (24)        1         2         -
   Past service and actual
    plan amendments                  -        (1)        -         -
                              --------- --------- --------- ----------
Net defined benefit cost
 recognized                          5         1         8         2
Curtailment / special
 termination charge                  4         1         5         4
Settlement charge                    3         -         -         -
                              --------- --------- --------- ----------
Total cost                        $ 12       $ 2      $ 13       $ 6
                              ========= ========= ========= ==========

Components of Net Periodic Benefit Cost for       Three Months Ended
 Defined Benefit Plans
                                                ----------------------
                                                     Dec. 31, 2005
                                                  --------------------
                                                   Pension    Other
                                                   Benefits   Benefits
                                                  --------------------

Current service cost                                     $6        $-
Interest cost on projected benefit obligations           10         1
Actual gain on plan assets                              (27)        -
Actuarial loss on accrued obligation                      2         -
                                                  ---------- ---------
Costs arising in the period                              (9)        1
Differences between costs arising in the period
 and costs recognized in the period in respect
 of the long-term nature of employee future
 benefit costs:
  Return on plan assets                                  18         -
   Transition (asset) obligation                         (1)        -
   Actuarial loss                                         -         -
   Past service and actual plan amendments                -         -
                                                  ---------- ---------
Net defined benefit cost recognized                       8         1
Curtailment / special termination charge                  -         -
Settlement charge                                         -         -
                                                  ---------- ---------
Total cost                                               $8        $1
                                                  ========== =========




                                            Year Ended
                             -----------------------------------------
                                Dec. 31, 2006        Dec. 31, 2005
                             -----------------------------------------
                              Pension    Other     Pension    Other
                               Benefits  Benefits  Benefits   Benefits
                             ------------------------------- ---------

Current service cost               $27        $2        $26        $2
Interest cost on projected
 benefit obligations                43         5         39         4
Actual gain on plan assets         (87)        -        (55)        -
Actuarial loss on accrued
 obligation                         28         -          2         -
                              --------- --------- ---------- ---------
Costs arising in the period         11         7         12         6
Differences between costs
 arising in the period and
 costs recognized in the
 period in respect of the
 long-term nature of employee
 future benefit costs:
   Return on plan assets            42         -         18         -
   Transition (asset)
    obligation                      (6)        1         (5)        1
   Actuarial (gain) loss           (18)        1          5         1
   Past service and actual
    plan amendments                  -        (1)         1         -
                              --------- --------- ---------- ---------
Net defined benefit cost
 recognized                         29         8         31         8
Curtailment / special
 termination charge                  9         5          -         -
Settlement charge                    3         -          -         -
                              --------- --------- ---------- ---------
Total cost                         $41       $13        $31        $8
                              ========= ========= ========== =========


    The expected long-term rate of return on plan assets is 7.4% compared with 7.5% in the prior year.

    Employer Contributions

    NOVA Chemicals contributed $15 million, $28 million and $17 million during the quarters ended Dec. 31, 2006, Sept. 30, 2006, and Dec. 31, 2005, respectively, to its defined benefit pension plans. NOVA Chemicals contributed $2 million, $2 million and $1 million during the quarters ended Dec. 31, 2006, Sept. 30, 2006, and Dec. 31, 2005, respectively, to its defined contribution plans. NOVA Chemicals contributed $65 million and $49 million during 2006 and 2005, respectively, to its defined benefit pension plans. NOVA Chemicals contributed $8 million and $7 million during 2006 and 2005, respectively, to its defined contribution plans.



3. Restructuring Charges


    During the fourth quarter of 2006, NOVA Chemicals performed a review of the carrying value of its assets to determine if expectations for future cost recovery continue to support these carrying values. In the case of the STYRENIX assets, it was determined that the carrying value was in excess of the expected future cash flows from the assets. Accordingly, the assets were written down to their estimated realizable value. This resulted in a write-down of $860 million ($772 million after-tax). As a consequence, depreciation charges in future years will be reduced. Depreciation in 2007 will be lower by $80 million as a result of this write-down. The future income tax benefit related to this write-down was not completely recognized due to uncertainty around the ultimate realization of the benefits. Accordingly, $220 million of potential future income tax benefits was not recorded. This amount is included in the valuation reserve which can be taken into income in the future to offset any tax expense otherwise recordable in the relevant subsidiaries. At such time as these subsidiaries establish a record of ongoing profitability the entire remaining reserve could be brought into income.

    In the third quarter of 2006, NOVA Chemicals had two significant restructuring charges as follows:

    1) On June 26, 2006, NOVA Chemicals announced plans to restructure its North American operations to better align resources and reduce costs. NOVA Chemicals removed $65 million of costs across the organization. These reductions include the previously announced savings of $15 million per year from the Chesapeake, VA site closure.

    As a result, a restructuring charge of $53 million before-tax ($33 million after-tax) for severance, pension and other employee-related costs was booked in the third quarter of 2006. Of this amount, approximately $10 million related to one-time pension curtailment and special termination benefit charges. Of the $43 million remaining charge, approximately $22 million was paid to employees by the end of 2006 with the majority of the remainder to be paid in 2007.

    2) On July 25, 2006, NOVA Innovene announced its plans to permanently close its Carrington, UK, SPS facility in October 2006. Accordingly, NOVA Chemicals wrote down the value of the plant on its books to zero as of Sept. 30, 2006. NOVA Chemicals incurred a charge of $56 million before-tax ($46 million after-tax) related primarily to non-cash asset write-downs, however $8 million related to severance and other departure costs. As of Dec. 31, 2006, $5 million of the severance costs was paid to employees.

    In the second quarter of 2006, NOVA Chemicals accrued $1 million of additional restructuring costs related to rationalization activities commenced in 2005 by NOVA Innovene.

    In the first quarter of 2006, NOVA Chemicals included in the restructuring charges severance costs of $15 million ($10 million after-tax) related to the Chesapeake, VA closure. To date, $3 million of the severance costs has been paid to employees.

    Included in the restructuring charges for 2005 are a plant write-down of $76 million ($60 million after-tax) related to the shutdown of the EPS plant at Carrington, UK. NOVA Chemicals also reduced the recorded benefit of certain tax loss carry-forwards by $9 million, as the likelihood of their utilization was reduced as a result of the formation of the joint venture and closure of the plants. Certain other non-productive assets were written off amounting to $9 million ($6 million after-tax). The total amount of the restructuring charge was $85 million ($75 million after-tax). An additional $7 million ($4 million after-tax) was recorded in the fourth quarter of 2005 to accrue for severance costs related to the plant closures. NOVA Chemicals recorded a $76 million ($46 million after-tax) write-down of the Chesapeake, VA plant in the fourth quarter of 2005.



4. Interest Expense
Components of Interest
 Expense                         Three Months Ended      Year Ended
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2006     2006     2005   2006    2005
                              ------- -------- ------- ------- -------
Interest on long-term debt       $36      $35     $33    $146    $117
Interest on securitizations
 and other                         9       10       6      30      14
                              ------- -------- ------- ------- -------
Gross interest expense            45       45      39     176     131
Interest capitalized during
 plant construction               (1)      (1)     (5)     (3)    (14)
Interest income                   (1)      (1)     (1)     (5)     (4)
                              ------- -------- ------- ------- -------
Interest expense (net)           $43      $43     $33    $168    $113
                              ======= ======== ======= ======= =======




5. Income Taxes
                                Three Months Ended       Year Ended
                             ------------------------ ----------------
                             Dec. 31 Sept. 30 Dec. 31 Dec. 31  Dec. 31
                              2006     2006     2005    2006    2005
                             ------- -------- ------- -------- -------
Loss before income taxes      $(880)    $(31)  $(101)   $(847)  $(102)
Statutory income tax rate     32.49%   32.49% 33.62 %   32.49%  33.62%
                             ------- -------- ------- -------- -------
Computed income tax recovery   $286      $10     $34     $275     $34
Decrease (increase) in taxes
 resulting from:
    Lower tax rates on other
     gains                        -        -       2        -       2
    Tax benefit of rate
     reductions(1)                -        -       -       60       -
    Tax benefits not
     recognized on
     restructuring
     charges(2)                (220)      (6)      -     (226)    (16)
    Foreign tax rates            30        4       1       37      (9)
    Other                         3       (1)     (2)      (2)    (10)
                             ------- -------- ------- -------- -------
Income tax recovery             $99       $7     $35     $144      $1
                             ======= ======== ======= ======== =======


    (1) As a result of Canadian federal and Alberta provincial income tax rate reductions, which were enacted in the second quarter of 2006, future tax liabilities were reduced by $60 million. This benefit was recorded as a reduction in income tax expense in the Olefins/Polyolefins business unit and was allocated evenly to the three reportable segments in that business unit.

    (2) Refer to Note 3 above.



6. Loss Per Share
(shares in millions)                Three Months Ended
                      ------------------------------------------------
                          Dec. 31        Sept. 30         Dec. 31
                           2006            2006            2005
                      --------------- --------------- ----------------
                       Basic  Diluted  Basic  Diluted  Basic  Diluted
Net loss available to
 common shareholders  $ (781) $ (781)   $(24)   $(24)  $ (66)  $ (66)
                      ======= ======= ======= ======= ======= ========
Weighted-average
 common shares
 outstanding            82.6    82.6    82.6    82.6    82.4    82.4
Add back effect of
 dilutive securities:
  Stock options            -       -       -       -       -       -
                      ------- ------- ------- ------- ------- --------
Weighted-average
 common shares for EPS
 calculations           82.6    82.6    82.6    82.6    82.4    82.4
                      ------- ------- ------- ------- ------- --------
Loss per common share $(9.46) $(9.46) $(0.29) $(0.29) $(0.80) $(0.80)
                      ======= ======= ======= ======= ======= ========

6. Loss Per Share
(shares in millions)                             Year Ended
                                       -------------------------------
                                           Dec. 31         Dec. 31
                                            2006            2005
                                       --------------- ---------------
                                        Basic  Diluted  Basic  Diluted
Net loss available to common
 shareholders                           $(703) $ (703) $ (101) $ (101)
                                       ======= ======= ======= =======
Weighted-average common shares
 outstanding                             82.5    82.5    82.6    82.6
Add back effect of dilutive
 securities:
  Stock options                             -       -       -       -
                                       ------- ------- ------- -------
Weighted-average common shares for
 EPS calculations                        82.5    82.5    82.6    82.6
                                       ------- ------- ------- -------
Loss per common share                  $(8.52)  (8.52) $(1.22) $(1.22)
                                       ======= ======= ======= =======


    A total of 3.3 million, 3.4 million and 4.6 million stock options were excluded from the computation of diluted loss per share for the quarters ended Dec. 31, 2006 and Sept. 30, 2006, and Dec. 31, 2005, respectively, because they were anti-dilutive. As of Dec. 31, 2006, the fully diluted share count was 82.6 million. Options become dilutive when the market price is higher than the strike price and NOVA Chemicals is profitable. The amount of dilution will vary with the stock price.



7. Segmented Information


    Based on results of a Securities and Exchange Commission (SEC) routine, periodic review of NOVA Chemicals' financial statements, NOVA Chemicals has increased the number of reportable business segments from three to seven. This change increases the amount of detail disclosed but does not impact the operation of the business units or the previously reported financial position, results of operations or cash flows. Prior periods have been restated accordingly.

    (1) Joffre Olefins

    Products: Ethylene and co-products, including propylene, crude C4 and crude C5 hydrocarbons, and hydrogen off-gas.

    Applications: Ethylene is used internally by NOVA Chemicals to produce polyethylene or sold to third parties who use ethylene to produce polyethylene and other products.

    (2) Corunna Olefins

    Products: Ethylene and co-products, including propylene, crude C4 hydrocarbons, C5 dienes, dicyclopentadiene, aromatics, C9 resin oils, hydrogen and fuels. Feedstock mix determines the type and volume of co-products manufactured.

    Applications: Ethylene is used internally by NOVA Chemicals to produce polyethylene and styrene, or sold to customers who use the ethylene to make other products. Chemical co-products are building blocks for polymers that are used by customers to make items such as tires, carpet and clothing fibers, and household goods. Energy co-products are primarily used by customers for fuel.

    (3) Polyethylene

    Products: LLDPE, LDPE, HDPE; (Standard and Performance Products)

    Applications: Polyethylene is sold to customers for production of a variety of end-use industrial and consumer products. Consumer products include packaging film, plastic bags, bottles, and toys.
Industrial applications include storage drums, industrial wrap, retail packaging, and building products.

    (4) Styrene Monomer

    Products: Styrene Monomer

    Applications: Styrene monomer is used internally by NOVA Chemicals to produce styrenic polymers, or sold to customers who use styrene to produce styrenic polymers and other products such as ABS, synthetic rubber, and unsaturated polyesters.

    (5) North American Solid Polystyrene

    Products: SPS

    Applications: SPS is sold to customers who make products for end-use applications including electronics and food packaging, small appliances, and construction components.

    (6) NOVA Innovene European Joint Venture

    Products: SPS and EPS. Neither of these products exceed the quantitative threshold for separate reporting.

    Applications: SPS is sold to customers who make products for end-use applications including electronics and food packaging, small appliances, and construction components. EPS is sold to customers who make products for end-use applications including packaging for food and consumer products, and insulation for the building and construction industry.

    (7) Performance Styrenics

    Products: EPS and Styrenic Performance Products which include polymers such as ARCEL(R), ZYLAR(R) and DYLARK(R); as well as downstream business ventures. None of these products exceed the quantitative threshold for separate reporting.

    Applications: EPS is sold to customers who make products for end-use applications including packaging for food and consumer products, and insulation for the building and construction industry. Customers for Styrenic Performance Products make protective packaging, automotive interiors, food packaging, consumer goods, medical devices, appliances and components for the construction industry.

    The accounting policies of the segments are the same as those described in the summary of significant accounting policies. In addition to the previously reported measures of income - operating income (loss) and net income (loss), NOVA Chemicals is reporting Adjusted EBITDA because this measure is used by management to evaluate the ability of each segment to generate operating cash flow. NOVA Chemicals accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at market price.

    The following tables provides information for each segment.



                                 Three Months Ended      Year Ended
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2006     2006     2005   2006    2005
                              ------- -------- ------- ------- -------
Revenue
  Joffre Olefins                $427     $417    $555  $1,744  $1,704
  Corunna Olefins                515      557     232   1,997   1,430
  Polyethylene                   455      507     445   1,922   1,628
  Performance Styrenics          105      111      98     421     392
  Styrene Monomer                526      485     451   1,889   1,828
  North American SPS             119      140     120     500     545
  NOVA Innovene European JV      184      179     129     672     616
  Eliminations                  (696)    (684)   (597) (2,626) (2,527)
                              ------- -------- ------- ------- -------
                              $1,635   $1,712  $1,433  $6,519  $5,616
                              ======= ======== ======= ======= =======
Adjusted EBITDA(1)
  Joffre Olefins                $125     $153     $73    $558    $313
  Corunna Olefins                  2       26     (14)     83      67
  Polyethylene                   (13)      77      59     120     202
  Performance Styrenics          (17)      (3)     (6)    (24)     (5)
  Styrene Monomer                 (7)       2     (24)    (17)    (61)
  North American SPS             (13)     (10)      3     (39)    (18)
  NOVA Innovene European JV        1       (3)    (23)    (18)    (64)
  Corporate                       10      (43)      7     (54)     13
  Eliminations                    10       (2)      6      (5)     14
                              ------- -------- ------- ------- -------
                                 $98     $197     $81    $604    $461
                              ======= ======== ======= ======= =======


    (1) Net income (loss) before restructuring charges, income taxes, other gains and losses, interest expense and depreciation and amortization (see Consolidated Statements of Net Loss and Reinvested Earnings (Deficit) on page 18 and Supplemental Measures on page 12).



                               Three Months Ended        Year Ended
                            Dec. 31  Sept. 30 Dec. 31 Dec. 31 Dec. 31
                              2006     2006     2005   2006     2005
                            -------- -------- ------- ------- --------
Operating income (loss)(1)
  Joffre Olefins               $111     $141     $60    $506     $262
  Corunna Olefins               (14)      10     (25)     24       17
  Polyethylene                  (29)      61      41      52      137
  Performance Styrenics         (19)      (7)    (10)    (36)     (18)
  Styrene Monomer               (21)     (12)    (38)    (72)    (113)
  North American SPS            (18)     (15)     (3)    (60)     (47)
  NOVA Innovene European JV      (7)     (11)    (31)    (50)     (94)
  Corporate                    (850)    (152)    (76) (1,039)    (155)
  Eliminations                   10       (2)      6      (5)      14
                            -------- -------- ------- ------- --------
                              $(837)     $13    $(76)  $(680)      $3
                            ======== ======== ======= ======= ========
Net income (loss)
  Joffre Olefins                $66      $85     $34  $324(2)    $154
  Corunna Olefins               (12)       4     (19)   25(2)       2
  Polyethylene                  (27)      35      21    32(2)      71
  Performance Styrenics         (14)      (5)     (7)    (29)     (14)
  Styrene Monomer               (13)     (14)    (28)    (61)     (81)
  North American SPS            (14)     (10)     (3)    (44)     (33)
  NOVA Innovene European JV      (7)     (10)    (27)    (47)     (92)
  Corporate                    (769)    (107)    (40)   (901)    (117)
  Eliminations                    9       (2)      3      (2)       9
                            -------- -------- ------- ------- --------
                              $(781)    $(24)   $(66)  $(703)   $(101)
                            ======== ======== ======= ======= ========
Depreciation and
 amortization expense
  Joffre Olefins                $14      $12     $13     $52      $51
  Corunna Olefins                16       16      11      59       50
  Polyethylene                   16       16      18      68       65
  Performance Styrenics           2        4       4      12       13
  Styrene Monomer                14       14      14      55       52
  North American SPS              5        5       6      21       29
  NOVA Innovene European JV       8        8       8      32       30
                            -------- -------- ------- ------- --------
                                $75      $75     $74    $299     $290
                            ======== ======== ======= ======= ========
Interest expense (net)(3)
  Joffre Olefins                $13      $12      $7     $50      $25
  Corunna Olefins                 5        5       3      20       11
  Polyethylene                    9        9       9      34       30
  Performance Styrenics           2        3       2      10        7
  Styrene Monomer                 5        6       4      21       14
  North American SPS              4        2       3      11        9
  NOVA Innovene European JV       5        6       5      22       17
                            -------- -------- ------- ------- --------
                                $43      $43     $33    $168     $113
                            ======== ======== ======= ======= ========


    (1) Net income (loss) before income taxes, other gains and losses and interest expense (see Consolidated Statements of Net Loss and Reinvested Earnings (Deficit) on page 18 and Supplemental Measures on page 12).

    (2) Includes $60 million benefit from Canadian tax rate reductions allocated evenly to the Joffre Olefins, Corunna Olefins and Polyethylene segments.

    (3) Management primarily relies on interest expense, rather than gross interest revenue and expense amounts, in managing the segments, thus only the net interest expense (revenue) amount is disclosed as permitted by paragraph 1701.30 of the Canadian Institute of Chartered Accountants' Handbook.



                                 Three Months Ended      Year Ended
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2006     2006     2005   2006    2005
                              ------- -------- ------- ------- -------
Income tax expense (recovery)
  Joffre Olefins                 $33      $42     $18    $131     $82
  Corunna Olefins                 (6)       2      (9)    (19)      4
  Polyethylene                   (11)      17      12     (14)     37
  Performance Styrenics           (8)      (4)     (5)    (18)    (12)
  Styrene Monomer                (13)      (4)    (14)    (33)    (46)
  North American SPS              (9)      (6)     (2)    (26)    (20)
  NOVA Innovene European JV       (4)      (8)     (8)    (24)    (19)
  Corporate                      (82)     (46)    (29)   (138)    (32)
  Eliminations                     1        -       2      (3)      5
                              ------- -------- ------- ------- -------
                                $(99)     $(7)   $(35)  $(144)    $(1)
                              ======= ======== ======= ======= =======
Capital expenditures
  Joffre Olefins                  $7       $8      $3     $25     $18
  Corunna Olefins                  6       10      69      45     204
  Polyethylene                    11        4       9      23      34
  Performance Styrenics           14       16      39      81      86
  Styrene Monomer                  3        1       2       6      55
  North American SPS               3        2       3       7       7
  NOVA Innovene European JV        2        6       4      11      15
                              ------- -------- ------- ------- -------
                                 $46      $47    $129    $198    $419
                              ======= ======== ======= ======= =======




                                                    Dec. 31   Dec. 31
                                                     2006      2005
                                                   --------- ---------
Assets
  Joffre Olefins                                       $658      $741
  Corunna Olefins                                     1,177     1,152
  Polyethylene                                          946     1,009
  Performance Styrenics                                 429       332
  Styrene Monomer                                       334       720
  North American SPS                                     82       312
  NOVA Innovene European JV                             216       554
  Corporate(1)                                          331       412
  Eliminations                                          (18)      (15)
                                                   --------- ---------
                                                     $4,155    $5,217
                                                   ========= =========


    (1) Amounts include all cash and cash equivalents.



8. Reconciliation to United States Generally Accepted Accounting
 Principles

                                Three Months Ended       Year Ended
                             ------------------------- ---------------
                             Dec. 31  Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2006     2006     2005    2006    2005
                             -------- -------- ------- ------- -------
Net loss in accordance with
 Canadian GAAP                 $(781)    $(24)   $(66)  $(703)  $(101)
Add (deduct) adjustments
 for:
  Hedging and derivative
   activity(1)                     -       (3)      -      (2)     (3)
  Inventory costing(2)            (2)       6      11      (2)      4
  Start-up costs(3)                1        2     (16)     (3)    (13)
  Stock-based
   compensation(7)                 -       (1)      -      (1)      -
  Restructuring(8)                11        -       -      11       -
  Other                            -        1       -       1       1
                             -------- -------- ------- ------- -------
Net loss in accordance with
 U.S. GAAP                     $(771)    $(19)   $(71)  $(699)  $(112)
                             ======== ======== ======= ======= =======
Loss per share - basic and
 diluted basic                $(9.34)  $(0.23) $(0.86) $(8.47) $(1.36)
                             ======== ======== ======= ======= =======




                             Three Months Ended         Year Ended
                         --------------------------- -----------------
                         Dec. 31  Sept. 30  Dec. 31  Dec. 31  Dec. 31
                           2006      2006     2005     2006     2005
                         -------- --------- -------- -------- --------
Comprehensive loss (4)
Net loss in accordance
 with U.S. GAAP            $(771)     $(19)    $(71)   $(699)   $(112)
  Cumulative translation
   adjustment(5)             (36)       17       (7)      54      (29)
  Pension liability
   adjustments(6)            (70)        -       (9)     (70)      (9)
                         -------- --------- -------- -------- --------
Comprehensive loss in
 accordance with U.S.
 GAAP                      $(877)      $(2)    $(87)   $(715)   $(150)
                         ======== ========= ======== ======== ========




                                                      Dec. 31  Dec. 31
                                                        2006     2005
                                                      -------- -------
Accumulated other comprehensive income(4)
    Cumulative translation adjustment(5)                 $357    $303
    Pension liability adjustments (6)                     (82)    (12)
                                                      -------- -------
                                                         $275    $291
                                                      ======== =======
Balance sheet in accordance with U.S. GAAP(9)
  Current assets (2)                                   $1,370  $1,455
  Investments and other assets(3), (6)                     82     159
  Plant, property and equipment, net                    2,719   3,604
  Current liabilities(1)                               (1,186) (1,271)
  Long-term debt(1)                                    (1,617) (1,742)
  Deferred credits and long-term liabilities(1), (6),
   (7)                                                   (898)   (998)
                                                      -------- -------
  Common equity                                          $470  $1,207
                                                      ======== =======


    (1) Derivative Instruments and Hedging Activities. Canadian GAAP does not require the recognition of derivative instruments on the consolidated balance sheet at fair values, unless the derivative instrument does not qualify for hedge accounting under Canadian Accounting Guideline 13, Hedging Relationships (AcG-13). Non-qualifying derivatives are adjusted to fair value through income
(loss). Under U.S. GAAP, entities must follow the recommendations of Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which require the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income (loss). If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. For derivatives that are designated and qualify as hedging instruments, NOVA Chemicals documents the hedging strategy, including hedging instrument and hedged item, based on the risk exposure being hedged. Based upon the designated hedging strategy, effectiveness of the hedge in offsetting the hedged risk is assessed at inception and on an ongoing basis during the term of the hedge. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. The application of SFAS No. 133 for U.S. GAAP reporting results in differences related to commodity-based and other derivative instruments used by NOVA Chemicals.

    (2) Inventory Costing. Canadian GAAP allows fixed overhead costs associated with production activities to be expensed during the period whereas U.S. GAAP requires an allocation of fixed production overhead to inventory.

    (3) Start-up Costs. Canadian GAAP provides that when an entity starts up a new facility, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred.

    (4) Comprehensive Income (loss). U.S. GAAP SFAS No. 130, Reporting Comprehensive Income, requires the presentation of a statement containing the components of comprehensive income (loss) and the accumulated balance of other comprehensive income. Comprehensive income includes all changes in equity during the period including items that are not in net income (loss). This statement is not currently required under Canadian GAAP. However, new Canadian guidance, CICA 1530, Comprehensive Income, will require the reporting of Comprehensive Income. NOVA Chemicals adopted this standard on Jan.1, 2007.

    (5) Cumulative Translation Adjustment. Under U.S. GAAP unrealized gains (losses) resulting from translation of self-sustaining foreign operations are recorded in other comprehensive income until there is a realized reduction in the investment.

    (6) Pension Liability Adjustment. In 2006, for U.S. GAAP reporting, SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R), was effective. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Retrospective application is not permitted. Accordingly, at Dec. 31, 2006, an additional liability for pension and post-retirement benefits in the amount of $124 million has been recognized, resulting in a charge of $70 million (net of tax) to other comprehensive income (loss). In 2005 and 2004, SFAS No. 87, Employer's Accounting for Pensions, was followed with respect to pension accounting, which required an employer to record an additional minimum liability (AML) if the unfunded accumulated benefit obligation exceeded the accrued pension liability or if there was a prepaid pension asset with respect to the plan. If an AML was recognized, an intangible asset, in an amount not exceeding the unrecognized prior service cost, was also recognized. The excess of the AML, over the intangible asset, if any, was charged to other comprehensive income, net of income tax effects.

    (7) Stock-Based Compensation Plans. Under Canadian GAAP, the Employee Incentive Stock Option Plan is measured using a fair-value based method, while the Equity Appreciation Plan and the Restricted Stock Unit Plan are marked-to-market. U.S. GAAP, SFAS No. 123(R), Accounting for Share-Based Payment, which was adopted by NOVA Chemicals effective Jan. 1, 2006, requires the share-based compensation transactions to be accounted for using a fair-value based method, such as the Black Scholes method used by NOVA Chemicals. This standard requires adoption using a modified prospective application. The fair value of awards classified as liability instruments must be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The cumulative effect of $5 million for the period prior to Dec. 31, 2005, has been charged to reinvested earnings at Jan. 1, 2006.

    (8) Restructuring. Due to differences in the cost basis, under U.S. GAAP, of certain assets for which an impairment charge has been recorded, the resulting charge is lower under U.S. GAAP.

    (9) Joint Ventures. NOVA Chemicals accounts for its interests in joint ventures using the Proportionate Consolidation method under Canadian GAAP. As permitted by specific U.S. SEC exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in NOVA Chemicals' net income (loss) or shareholders' equity, however, all assets, liabilities, revenue, expenses, and most cash flow items would decrease when compared with the amounts that are presented using proportionate consolidation.

    New Accounting Pronouncements

    Canadian GAAP

    EIC 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date, requires that compensation cost for stock-based awards for employees eligible to retire at the grant date must be recognized at the grant date. For those employees who will become eligible to retire during the vesting period, compensation cost should be recognized over the period from the grant date to the date on which the employee becomes eligible to retire. Application of this standard will result in acceleration of the recognition of compensation expenses. This standard was implemented in the fourth quarter of 2006. See Note 1 of the Notes to Consolidated Financial Statements for a description of the impact.

    CICA 3855, Financial Instruments - Recognition and Measurement & CICA 3865, Hedges, are effective for fiscal years beginning on or after Oct. 1, 2006. This statement harmonizes Canadian and U.S. GAAP and IFRS by establishing standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. Previous Canadian standards addressed disclosure and presentation matters only. CICA 3865 sets standards for when and how hedge accounting may be applied, further restricting which hedging relationships qualify for hedge accounting.

    CICA 1530, Comprehensive Income, is effective for interim and annual periods relating to fiscal years beginning on or after Oct. 1, 2006 and was adopted by NOVA Chemicals on Jan.1, 2007. This standard harmonizes Canadian and U.S. GAAP and IFRS. This statement defines the presentation of comprehensive income and its components. Comprehensive income includes all changes in equity during the period including items that are not in net income (loss).

    CICA 1506, Changes in Accounting Policies and Estimates, and Errors, is effective Jan. 1, 2007 and states an entity is permitted to change accounting policies only when it is required by a primary source of GAAP, or when the change results in a reliable and more relevant presentation in the financial statements.

    U.S. GAAP

    FIN 48, Accounting for Uncertainty in Income Taxes, clarifies accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized. An enterprise would be required to recognize the best estimate of a tax position if that position is more likely than not of being sustained upon examination, based solely on the technical merits of the position. This change is effective beginning in 2007. NOVA Chemicals has not yet determined the impact on 2007 results.

    SFAS 154, Accounting Changes and Error Corrections, requires retrospective application, with restatement of prior periods, for a voluntary change in accounting principle. This standard aligns U.S. and Canadian GAAP and IFRS.

    SFAS 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, issued on Sept. 29, 2006, amends SFAS 87 and SFAS 106, and requires recognition of the overfunded or underfunded status of pension and other post-retirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date, the date at which the benefit obligation and plan assets are measured, is required to be the company's fiscal year end. SFAS 158 is effective for publicly-held companies for fiscal years ending after Dec. 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after Dec. 15, 2008. This Statement does not affect the results of operation. Retrospective application is not permitted.



    CONTACT: NOVA Chemicals Corporation
             Investor Relations - Chris Bezaire, 412-490-5070
             Media Relations - Greg Wilkinson, 412-490-4166